POINT CENTER MORTGAGE FUND I, LLC
30900 Rancho Viejo Road, Suite 100
San Juan Capistrano, California 92675
(949) 661-7070

February 2, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Point Center Mortgage Fund I, LLC --
Registration Statement on Form S-11--
Registration No. 333-118871

Ladies and Gentlemen:

Point Center Mortgage Fund I, LLC (the “Registrant”) hereby requests that the effective date of its Registration Statement on Form S-11, Registration No. 333-118871 (the “Registration Statement”), be accelerated and that the Registration Statement be declared effective on February 3, 2006, at 4:00 p.m. Washington, D.C. time or as soon thereafter as possible.

The Registrant hereby acknowledges as follows:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing  effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring  the filing effective, does not relieve the company from its full responsibility for the adequacy and  accuracy of the disclosure in the filing; and

(iii) the Registrant may not assert this action as a defense in any proceeding initiated by the  Commission or any person under the federal securities laws of the United States.

No underwriter request will be filed because the offering contemplated by the Registration Statement is an issuer-offering.

Very truly yours,

POINT CENTER MORTGAGE FUND I, LLC

By:	Point Center Financial, Inc., Manager

By	/s/ Dan J. Harkey
Dan J. Harkey,
President and Chief Executive Officer